MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

June 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust XIV
Post-Effective Amendment to Registration Statement on Form N-1A
File Nos. 333-71813; 811-09223

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Pioneer Series Trust XIV (the “Registrant”), with respect to its series Pioneer Emerging Markets Equity Fund (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff noted references to investments in other investment companies in the Fund’s Form N-1A Item 4 disclosure, and requested that the Registrant confirm that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses should be reflected in the fee table, or revise the fee table to reflect Acquired Fund Fees and Expenses, as applicable.

	Response:	The Registrant confirms that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses should be reflected in the fee table.

2.	Comment:	The Staff requested that the Registrant confirm in its response that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 3 to the fee table.

	Response:	The Registrant confirms in its response that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 3 to the fee table.

3.	Comment:	The Staff noted that the Registrant states that the Fund considers emerging market issuers to include issuers with a principal office in an emerging market country. The Staff requested that the Registrant explain in its response why having a principal office in an emerging market country creates the requisite exposure to that country for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended.

	Response:	The Commission suggested in both the proposing and adopting releases for Rule 35d-1 that having a principal office in an emerging market country creates the requisite exposure to that country for purposes of the rule. As originally proposed, Rule 35d-1 would have required investment companies with names that suggest that they focus their investments in a particular country or geographic region to invest in securities that met one of three criteria specified in the rule, one of which was that the issuers of the securities maintain their principal place of business in the country or region. As discussed in the release adopting Rule 35d-1, the final version of the rule provided a fund flexibility to invest in types of investments that expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name in addition to the investments addressed by the criteria originally proposed. The Registrant believes the disclosure is consistent with the Commission’s guidance in the proposing and adopting releases.

4.	Comment:	The Staff noted that the Registrant states that emerging markets generally will include, but not be limited to, countries included in the Morgan Stanley Capital International Emerging & Frontier Markets Index. The Staff requested that the Registrant delete “but not be limited to” from such statement and provide a list of the emerging market countries in which the Fund may invest.

	Response:	The Registrant will delete “but not limited to” from the disclosure referenced by the Staff. In addition, the Registrant will state in the section of the prospectus titled “More on the Fund’s investment objective and strategies” that emerging markets generally will include countries included in the Morgan Stanley Capital International Emerging & Frontier Markets Index, and will identify such countries as of a recent date.

5.	Comment:	The Staff noted that the Registrant includes a Market Risk factor and Geographic Focus Risk factor. The Staff requested that, to the extent the Fund expects to focus in one or more countries or regions, such as China, the Registrant consider providing more definitive disclosure regarding the anticipated market and geographic risks with respect to such investments.

	Response:	The Registrant will add the following disclosure to the Geographic Focus Risk factor to address the Staff’s comment:

Markets in China and other Asian countries are relatively new and undeveloped. In particular, China’s economic health is largely dependent upon exports, and may be dependent on the economies of other Asian countries. China’s growing trade surplus with the U.S. has given rise to trade disputes and imposition of tariffs, which could adversely affect export-dependent sectors, China’s economy generally, and China’s currency. China’s central government exercises significant control over China’s economy, and investments in Chinese issuers could be adversely affected by changes in government policies. Although the Chinese government has begun to institute legal and economic reform policies, there can be no assurances that it will continue to pursue such policies or, if it does, that such policies will succeed. An economic slowdown in China could adversely affect economies of other emerging market countries that trade with China, as well as companies operating in those countries. Economies of Asian countries and Asian issuers could be adversely affected by regional security threats.

6.	Comment:	The Staff requested that the Registrant delete the statement “please note that there are many other factors that could adversely affect your investment and that could prevent the Fund from achieving its goals” or explain why it is appropriate and consistent with Item 4 of Form N-1A and the general instructions to Form N-1A.

	Response:	The Registrant respectfully submits that the statement referenced by the Staff is useful to investors and that its deletion is not required.

7.	Comment:	The Staff noted that the Registrant states that “when choosing between Class A or Class C shares, you should be aware that, generally speaking, the longer your investment horizon, the more likely it will be that Class C shares will not be as advantageous as Class A shares.” The Staff suggested that the Registrant consider revising the disclosure to provide additional context and clarity, for example, by telling investors how many years it takes before the annual fees associated with Class C shares become more expensive than the initial sales charge and annual fees associated with Class A shares.

	Response:	The Registrant respectfully submits that the statement referenced by the Staff is clear to investors and that additional disclosure is not required. The expense table also helps illustrate the impact of investing in the different share classes over time. Moreover, it would be difficult to generalize in this regard, because sales charges for Class A shares may vary based upon the quantity purchased and other factors.

8.	Comment:	The Staff noted that the Registrant states that the distributor “may waive or reduce the CDSC for Class A shares that are subject to a CDSC or for Class C shares if the distribution results from the death of all registered account owners or a participant in an employer-sponsored plan. For UGMAs, UTMAs and trust accounts, the waiver applies only upon the death of all beneficial owners.” The Staff noted that, similarly, waivers based on disability apply only on the disability of all beneficial owners. The Staff requested that the Registrant explain whether it believes that this waiver is consistent with general market practice, when Amundi Pioneer began using “all” for purposes of such waivers, and why and how this language came to apply to “all” beneficial owners.

	Response:	The Registrant notes that the waiver language referred to by the Staff, including the use of “all” for purposes of such waivers, has been in effect in its current form for the Pioneer Funds since at least 1995. The Registrant notes that it believes that the waiver referred to by the Staff is consistent with general market practice.

9.	Comment:	The Staff noted that, in its discussion in the Statement of Additional Information regarding securities lending, the Registrant states that fees and expenses paid by the Fund in connection with loans of securities are not reflected in the fee table or expense example. The Staff requested that the Registrant briefly explain its response why fees and expenses paid by the Fund in connection with securities lending are not reflected in the fee table or expense example.

	Response:	The Registrant notes its understanding that expenses associated with securities lending are generally deducted by the custodian or lending agent from the gross income generated by such securities lending and, therefore, such expenses are generally not shown as ordinary Fund operating expenses in the Fund’s statement of operations that would be reflected in the Fund’s fee table and expense example in accordance with Item 3 of Form N-1A.

10.	Comment:	The Staff requested that the Registrant revise the Fund’s fundamental policy regarding concentration to provide that the Fund may not make any investment if, as a result the Fund’s investments will be concentrated in any one industry or group of industries.

	Response:	The Registrant acknowledges the Staff’s comment. The Registrant notes that it believes that the Fund’s policy addresses the requirements of Section 8(b) of the 1940 Act. The Registrant also notes that the formulation of the Fund’s concentration policy is consistent with the formulation adopted by the other funds in the Pioneer fund family and has been reviewed by the Staff on multiple occasions, including prior to the submission of the policy to shareholders of various Pioneer funds for approval.

11.	Comment:	The Staff noted that the Registrant states under “Pricing of Shares” in the Statement of Additional Information that “the net asset value per share of each class of the Fund is also determined on any other day on which the level of trading in its portfolio securities is sufficiently high that the current net asset value per share might be materially affected by changes in the value of its portfolio securities.” The Staff requested that the Registrant explain in its response how this disclosure relates to the Fund’s prospectus disclosure regarding pricing of shares or revise the disclosure as appropriate.

	Response:	The Registrant has deleted the disclosure referenced by the Staff.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

cc:	Terrence J. Cullen
Christopher J. Kelley
Roger P. Joseph
Toby R. Serkin

4